     Exhibit 99.1
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Oil Discovery in the Moho-Bilondo Permit in the Republic of the Congo
Paris, July 25, 2006 — Total (operator, 53.5%) announces an oil find in the Moho-Bilondo exploration permit, located around 80 kilometres offshore the Republic of the Congo, in water depths ranging from 600 to 900 metres.
Drilled to a total vertical depth of 2,269 metres, the Mobi Marine 2 well identified two new oil-bearing structures at the base of the Upper Miocene over a combined thickness of around 30 metres. This discovery is the first step in a process designed to add further reserves to the current Phase 1 development of Moho Bilondo. The new resources are being appraised and a development plan is being prepared.
Launched in late August 2005, the initial Phase 1 development plan for the Moho Bilondo project comprises 12 subsea wells tied back to a floating production unit (FPU) whose output—around 90,000 barrels per day at peak—will be exported to the Djéno terminal. The field is scheduled to come on stream in 2008.
Total E&P Congo’s partners in Moho-Bilondo are Chevron Overseas Congo Ltd. (31.5%) and Société Nationale des Pétroles du Congo (SNPC — 15%).
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com